Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Clover Health Investment, Corp. on Form S-8, of our report dated March 31, 2021, with respect to our audits of the financial statements of Social Capital Hedosophia Holdings Corp. III as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from October 18, 2019 (inception) through December 31, 2019 appearing in the Annual Report on Form 10-K of Clover Health Investment, Corp. for the year ended December 31, 2020. We were dismissed as auditors of Social Capital Hedosophia Holdings Corp. III on January 7, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

New York, NY

March 31, 2021